SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EROS INTERNATIONAL PLC
(Name of Issuer)

A ordinary shares, par value £0.30 per share
(Title of Class of Securities)

G3788M114
(CUSIP Number)

12/31/2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Jupiter Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,551,853
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,551,853
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,853
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.49%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. G3788M114	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
Eros International Plc

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
550 County Avenue Secaucus, New Jersey 07094

Item 2(a).	NAME OF PERSON FILING
Jupiter Asset Management Limited

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
Jupiter Asset Management Limited The Zig Zag Building, 70 Victoria Street SW1E 6SQ

Item 2(c).	CITIZENSHIP
England and Wales

Item 2(d).	TITLE OF CLASS OF SECURITIES
A ordinary shares, par value £0.30 per share

Item 2(e).	CUSIP NUMBER
G3788M114

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. G3788M114	13G/A	Page 4 of 6 Pages

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP
Jupiter Asset Management Ltd
	(a)	Amount Beneficially Owned: 1,551,853 A ordinary shares
	(b)	Percent of Class: 2.49%. The percentage set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 62,239,453 A ordinary shares outstanding as of September 30, 2018 as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on November 16, 2018.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 1,551,853 A ordinary shares
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 1,551,853 A ordinary shares

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the Issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the Issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP
N/A

CUSIP No. G3788M114	13G/A	Page 5 of 6 Pages

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3788M114	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 1, 2019

Jupiter Asset Management Limited

/s/ Paula Moore
Name:	Paula Moore
Title:	Chief Operating Officer